

07004048

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH, D.C.
152
SECTION

SEC FILE NUMBER
8- 40096

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Griswold Company Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway - 27th Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Sieczkowski, CFO 212-509-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Tarlow & Co., C.P.A., P.C. d/b/a Tarlow & Co., C.P.A.'s
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, (Address) New York (City) NY (State) 10001 (Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

AB 3/17

OATH OR AFFIRMATION

I, A. Peter Low, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Griswold Company Incorporated, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

C.E.O.

Title



Notary Public

LAUREN KEHOE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KE6136980
Qualified In Kings County
My Commission Expires November 14, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
The Griswold Company, Inc.

We have audited the accompanying statement of financial condition of The Griswold Company, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Griswold Company, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
February 22, 2007

THE GRISWOLD COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 4,382,307	
Securities owned - at market value	4,276,535	
Commission receivable	1,046,714	
Other receivables	8,714	
Exchange memberships owned by the Company, at cost (market value $50,000)	37,500	
Property and equipment, net	20,273	
Other assets	705,917	
Total assets		$ 10,477,960

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 2,014,123	
Other liabilities	723,495	
Total liabilities		$ 2,737,618
Commitments and contingent liabilities		
Liabilities subordinated to the claims of general creditors		745,000
Stockholders' equity		
Common stock - Class A, voting, $.004 par value; authorized 4,000,000 shares, issued 3,010,000 and outstanding 2,510,000 shares	12,040	
Common stock - Class B, nonvoting, $.004 par value; authorized 6,000,000 shares, issued 1,235,036 shares and outstanding 933,244 shares	4,940	
Additional paid-in capital	3,132,749	
Treasury stock, voting, 500,000 shares; nonvoting, 301,792 shares at cost	(1,517,651)	
Retained earnings	5,363,264	
Total stockholders' equity		6,995,342
Total liabilities and stockholders' equity		$ 10,477,960

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

Revenue:		
Commissions	$ 14,569,811	
Interest and dividends	329,470	
Other	126,196	
Total revenue		$ 15,025,477
Realized and unrealized gain on sale of NYSE membership and stock received in merger		11,673,761
Net gain from investment transactions in securities		11,977
Expenses:		
Employee compensation and benefits	9,049,974	
Exchange fees, clearance charges and other brokerage costs	4,283,017	
Professional fees	145,508	
Seat leases	65,018	
Interest	46,800	
Travel, meals and entertainment	323,063	
Communications	84,504	
Occupancy	284,325	
Charitable contributions	260,247	
Insurance	526,966	
Other	453,844	
Total expenses		15,523,266
Income before provision for income taxes		11,187,949
Provision for income taxes		1,076,783
Net income		$ 10,111,166

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

	Common Stock				Additional	Treasury Stock		Retained	
	Class A - Voting		Class B - Nonvoting		Paid-In				
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Earnings	Total
Balance, December 31, 2005	3,010,000	$ 12,040	1,069,842	$ 4,279	$2,622,961	577,582	$(1,084,310)	$ 1,536,812	$3,091,782
Net income								10,111,166	10,111,166
Distributions								(6,284,714)	(6,284,714)
Common stock issued 165,194 shares - Class B			165,194	661	509,788				510,449
Treasury stock purchased 224,210 shares - Class B						224,210	(433,341)		(433,341)
Balance, December 31, 2006	3,010,000	$ 12,040	1,235,036	$ 4,940	$3,132,749	801,792	$(1,517,651)	$ 5,363,264	$6,995,342

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2006

Subordinated debentures payable at December 31, 2005	$ 1,320,000
Repayment of subordinated debentures payable	575,000
Subordinated debentures payable at December 31, 2006	$ 745,000

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income	$ 10,111,166	
Adjustment to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	92,614	
Gain on sale of NYSE membership	(1,600,000)	
Gain on sale of stock received in merger	(6,298,130)	
Non-cash stock compensation	510,449	
(Increase) decrease in operating assets:		
Commissions receivable	748,282	
Securities owned – at market	(3,610,957)	
Receivable from clearing broker	873,717	
Other receivables	(2,446)	
Other assets	(439,398)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(346,918)	
Other liabilities	(87,035)	
Net cash used in operating activities		$ (48,656)
Cash flows from investing activities		
Property and equipment	(72,785)	
Proceeds from sale of NYSE seats	3,600,000	
Proceeds from NYSE merger and sale of shares	6,942,226	
Net cash provided by investing activities		10,469,441
Cash flows from financing activities:		
Distributions to shareholders	(6,284,714)	
Repayment of subordinated debt	(575,000)	
Purchase of treasury stock	(433,341)	
Net cash used in financing activities		(7,293,055)
Net increase in cash and cash equivalents		3,127,730
Cash and cash equivalents at beginning of year		1,254,577
Cash and cash equivalents at end of year		$ 4,382,307
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest		$ 44,472
Income taxes		$ 520,390

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 -- NATURE OF BUSINESS

The Griswold Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE"); the Boston Stock Exchange (the "BSE"); the National Association of Securities Dealers (the "NASD"); The NASDAQ Stock Market (the "NASDAQ") and the Securities Investor Protection Corporation (the "SIPC"). The Company earns commissions from activities transacted with other registered broker-dealers as well as non broker-dealer customers. The Company acts as an introducing broker.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) **Security transactions**
Security transactions (and related commission revenue and expense) are recorded on a trade-date basis. Publicly traded securities owned are stated at market value with unrealized gains and losses reflected in income.

b) **Use of estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) **Cash equivalents**
The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

d) **Property and equipment**
Property and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

e) **Concentrations and credit risks**
The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits.

NOTE 3 -- RECEIVABLE FROM CLEARING BROKER/ SECURITIES HELD AT BROKER

The Company conducts business with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 4 - RELATED PARTY TRANSACTIONS

On June 11, 2003, the company purchased 500,000 shares of the company's Class A common stock from a shareholder in exchange for cash, a note payable and other considerations totaling $950,000. The note bears interest at 2.96% per annum and is payable in annual installments of $150,000 plus interest through June 2007. The balance outstanding on the note at December 31, 2006 is $150,000. The liability is included on the balance sheet under liabilities subordinated to the claims of general creditors. Interest expense charged to operations was $6,660 for the year ended December 31, 2006.

On October 31, 2003, the company purchased a New York Stock Exchange membership from a shareholder in exchange for cash and a note payable totaling $2,000,000. The note bears interest at 3.5% per annum and is payable with an initial principal payment of $340,000 plus interest on October 31, 2004 and the balance in quarterly installments of $85,000 plus interest through October 2008. The balance outstanding on the note at December 31, 2006 is $595,000. The liability is included on the balance sheet under liabilities subordinated to the claims of general creditors. Interest expense charged to operations was $26,610 for the year ended December 31, 2006.

The liabilities subordinated to the claims of general creditors have been approved by the NYSE for inclusion in computing the Company's net capital pursuant to the SEC's uniform net capital rule. Subordinated debt is withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six months notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the company meets the SEC's capital regulations governing withdrawal of subordinated debt.

The Company leased a seat on the New York Stock Exchange from a related party. Rent paid to the related party was $14,838 for the year ended December 31, 2006.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

a) **Lease commitments**

The Company has an operating lease for office space expiring in July 2014.

Minimum future lease payments are as follows:

Year ending December 31,	
2007	$ 242,250
2008	242,250
2009	277,083
2010	280,250
2011	280,250
Thereafter	723,980
	$2,046,063

Rent expense for the year ended December 31, 2006 amounted to $250,991.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 5 - **COMMITMENTS AND CONTINGENT LIABILITIES (Continued)**

b) **Brokerage activities**
In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

c) **Litigation**
In the normal course of business, the Company could be a defendant in lawsuits. The Company believes that any litigation currently pending is without merit and will not have a material effect on the Company's financial position.

NOTE 6 - **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer and member firm of the NYSE, BSE, NASD, and NASDAQ, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2006, the Company had net capital of $2,648,354, which exceeded the requirement by $2,398,354.

NOTE 7 - **EMPLOYEE BENEFIT PLANS**

The Company maintains a noncontributory defined contribution profit-sharing plan and a 401(k) plan which include all eligible employees, as defined in the plans. Contributions to the plans are at the discretion of management. For the year ended December 31, 2006, $62,733 was contributed to the 401(k) plan.

NOTE 8 - **LONG-TERM INCENTIVE PLAN**

In 2003, the Company established The Griswold Company, Incorporated 2003 Long-Term Incentive Plan. Under the plan, employees may be granted up to a total of two million (2,000,000) shares of common stock in the form of restricted shares, options or stock appreciation rights. In 2004, employees of the Company were granted 685,020 restricted shares with a total market value at grant date of $658,000. Of the restricted shares granted, 137,004 shares vested immediately with the balance vesting over four years. Compensation expense related to restricted share awards amounted to $510,449 in 2006.

NOTE 9 - **INCOME TAXES**

No provision for federal income taxes has been made as the Company has elected to be treated as an S Corporation for federal income tax purposes. As such, the Company is not liable for federal income tax payments. The Company is subject to state income taxes at reduced rates and local taxes.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 9 - **INCOME TAXES (Continued)**

A provision has been made for federal built-in gains tax on the exchange of two NYSE memberships for cash and stock and the resulting gain on the transactions, as well as the subsequent sale of the stock (See Note 10).

At December 31, 2006, the provision for taxes consists of the following:

Federal Built-In Gains Tax	$ 554,158
New York City Corporate Tax	517,625
New York State Franchise Tax	5,000
	$1,076,783

NOTE 10 - **NYSE MEMBERSHIPS**

In January 2006 the Company sold one of its New York Stock Exchange Memberships for $3,600,000. The sale resulted in a realized gain of $1,600,000.

In March 2006 the Company's two (2) remaining seats were exchanged for cash and common stock in NYSE Group, Inc, a company formed by the merger of The New York Stock Exchange, Inc. and Archipelago Holdings, Inc. In the merger, the Company received $404,640 cash and 78,601 shares of common stock, per membership, in the new company. A realized gain was recognized immediately for the cash received. The common stock received is subject to a three-year restriction on transfer. A portion of the restriction was lifted during 2006 and the company sold 101,762 shares resulting in a realized gain $5,488,850.

As of December 31, 2006, the Company was holding 55,440 shares with a value of $4,126,535 after a transfer restriction discount of $1,262,233.

SUPPLEMENTARY INFORMATION

THE GRISWOLD COMPANY, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2006

Net Capital		
Stockholders' equity		$ 6,995,342
Credits - liability subordinated to claims of general creditors		745,000
		7,740,342
Debits:		
Nonallowable assets		
Securities not readily marketable	$ 4,276,535	
Receivables	22,560	
Exchange memberships, at cost	37,500	
Furniture and equipment	20,273	
Other assets	735,120	
Total debits		5,091,988
Net capital before haircuts on marketable securities		2,648,354
Less haircuts on securities and other charges		-
Net capital per rule 15c3-1		2,648,354
Minimum net capital requirement – 6-2/3% of aggregate indebtedness of $3,337,618 or $250,000, whichever is greater		250,000
Excess net capital		$ 2,398,354
Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 2,014,123	
Other liabilities	723,495	
Other unrecorded amounts	600,000	
Total aggregate indebtedness		$ 3,337,618
Ratio of aggregate indebtedness to net capital		1.26 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

REPORT ON INTERNAL CONTROL STRUCTURE



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

To the Stockholders of
The Griswold Company, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of The Griswold Company, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 22, 2007

END